February 8, 2006

United States
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549
Attention: Pradip Bhaumik, Esq.

Re: Xfone, Inc.
Preliminary Proxy Statement
File No.: 1-32521

Dear Mr. Bhaumik:

As discussed on our call of February 7, we are submitting our proposed responses to your remaining two comments on our Preliminary Proxy. As per our discussion once you are satisfied with our responses we will immediately file the Definitive Proxy Statement. The changes are clearly marked to help your review.

1.
We have added disclosure to assist the Company’s shareholders in understanding how the negotiations progressed for both mergers being considered. See the disclosure on pages 30 and 31 (which is attached hereto).

2.
We have added disclosure discussing how a change in the initial conversion price of the Laurus note would adversely affect the interest of the Company’s unaffiliated common shareholders. See the disclosure on page 35 (which is attached hereto).

Please let me know as soon as possible if your comments have been properly addressed. Thank you for your cooperation.

Sincerely,

By:	/s/ Arthur S. Marcus

Arthur S. Marcus, Esq.
cc: Mr. Alon Reisser